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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 2005

                         Commission File Number 0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:

PRESS RELEASE - September 20, 2005

PRESS RELEASE - September 20, 2005


                      CONSOLIDATED MERCANTILE INCORPORATED

                                  PRESS RELEASE

                              FOR IMMEDIATE RELEASE


     Toronto, Ontario - September 20, 2005 - Consolidated Mercantile Incorporated ("CMC" - TSX) ("CSLMF" - NASDAQ) announced today that it intends to make a normal course issuer bid commencing September 22, 2005 and ending September 21, 2006 to purchase up to a maximum of 254,940 of its issued common shares, equal to 5% of its 5,098,807 total issued common shares as at September 15, 2005 through the facilities of The Toronto Stock Exchange. Purchases in any 30-day period shall not exceed 2% of the common shares outstanding at the time of purchase. All shares so purchased will be immediately cancelled.

     The Corporation purchased 83,125 common shares at an average price of $5.00 per share under the Corporation's recent normal course issuer bid which expires on September 21, 2005.

     Management of the Corporation is of the view that current market prices of common shares constitute a prudent investment of corporate funds.





For further information, please contact:
Stan Abramowitz, Secretary
(416) 920-0500

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: September 20, 2005                By:/s/STAN ABRAMOWITZ
                                        Stan Abramowitz, Secretary